Dynamic Enviro, Inc.

9100 Kiln Waveland Cutoff Road

Waveland, Mississippi 39520

(228) 231-1187

United States Securities and Exchange Commission

Washington, D.C.

Attn:	Craig E. Slivka, Special Counsel/ Pamela A. Long, Assistant Director (Office of Manufacturing and Construction)

August 3, 2016

Re:	Dynamic Enviro, Inc. (referred to herein as “we”, “our” or “us or Dynamic Enviro)

Registration Statement filed on Form S-1; Amendment No. 3

Amendment No. 2 filed on July 26, 2016

File No. 333-212030

Dear Mr. Slivka and Ms. Long:

Please find below our responses to your August 2, 2016 comment letter as it applies to Amendment Number 3 being filed herein:

Our election not to opt out of JOBS Act extended accounting transition period…page 11

Response to Comment 1

At page 11, in the risk factor itself, we have reconciled the disclosure by changing the prior disclosure in the second sentence from:

“We have elected not to opt out of such extended transition period…”

To:

“We have elected to opt out of such extended transition period…”

Selling Security Holders, page 17; Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 40.

Response to Comment 2

We have updated the disclosures to August 3, 2016 at pages 17 and 40.

Shares Eligible for Future Sale, page 29.

Response to Comment 3

We have revised our disclosure at page 29, as follows:

“The outstanding shares of our common stock not included in this prospectus will be available for sale in the public market as described below under the title “Rule 144”.”

Transactions with Related Persons, Promoters and Certain Control Persons, page 40

Response to Comment 4

We have disclosed at page 40 the following pertaining to Comment 4:

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

“As of December 31, 2015 and March 31, 2016, we owed Brant Cochran, our Chief Executive Officer, $38,030 for advances payable to fund us. In July 2016, we made a $7,000 payment to our Chief Executive Officer and at August 3, 2016 we owed $31,030 for advances payable to us. The amount is unsecured, non-interest bearing and due on demand.”

We hereby acknowledge the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Dynamic Enviro, Inc.

By:	/s/ Brant Cochran
Brant Cochran, Chief Executive Officer